Exhibit 99

Financial Statements

Cincinnati SMSA Limited Partnership

Years Ended December 31, 2009, 2008 and 2007

With Report of Independent Auditors

Ernst & Young LLP

Ernst & Young

Cincinnati SMSA Limited Partnership

Financial Statements

Years Ended December 31, 2009, 2008 and 2007

Report of Independent Auditors

The Partners

Cincinnati SMSA Limited Partnership

We have audited the accompanying balance sheets of Cincinnati SMSA Limited Partnership as of December 31, 2009 and 2008, and the related statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cincinnati SMSA Limited Partnership at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

June 30, 2010

A member firm of Ernst & Young Global Limited

Cincinnati SMSA Limited Partnership

Balance Sheets

(In Thousands)

	December 31
	2009	2008

Assets
Current assets:
Due from AT&T Mobility	$ 29,573	$ 31,744
Accounts receivable, net of allowance for doubtful accounts of $2,146 and $1,929	30,734	30,112
Inventories	3,414	2,436
Prepaid expenses and other current assets	3,027	2,943

Total current assets	66,748	67,235

Property, plant and equipment, net	210,027	204,836

Intangible assets, net	546	354
Other assets, net	2,744	2,409

Total assets	$ 280,065	$ 274,834

Liabilities and partners’ capital
Current liabilities:
Accounts payable	$ 220	$ 1,055
Accrued liabilities	2,954	10,112
Advanced billing and customer deposits	19,179	15,229
Current portion of capital lease obligations	875	814

Total current liabilities	23,228	27,210

Long-term capital lease obligations	45,330	45,402
Other long-term liabilities	3,589	2,967
Non current deferred rent	5,009	4,219

Partners’ capital:
New Cingular Wireless PCS, LLC	171,483	166,495
Contribution receivable from New Cingular Wireless PCS, LLC	(42,903)	(42,903)
Convergys Information Management Group, Inc.	74,329	71,444

Total partners’ capital	202,909	195,036

Total liabilities and partners’ capital	$ 280,065	$ 274,834

See accompanying notes.

Cincinnati SMSA Limited Partnership

Statements of Operations

(In Thousands)

	Year Ended December 31
	2009	2008	2007

Operating revenues:
Service revenues (Note 6)	$ 544,773	$ 466,624	$ 408,445
Equipment sales	47,251	40,705	35,524

Total operating revenues	592,024	507,329	443,969

Operating expenses (Note 6):
Cost of services (excluding depreciation of $35,200, $34,794 and $62,995, which is included below)	160,349	142,771	136,646
Cost of equipment sales	99,793	74,895	58,488
Selling, general and administrative	167,168	149,624	140,362
Depreciation and amortization	35,767	36,104	65,268

Total operating expenses	463,077	403,394	400,764

Operating income	128,947	103,935	43,205

Other, net	(2,435)	(3,677)	(3,507)

Net income	$ 126,512	$ 100,258	$ 39,698

See accompanying notes.

Cincinnati SMSA Limited Partnership

Statements of Changes in Partners’ Capital

(In Thousands)

	New Cingular Wireless PCS, LLC	Convergys Information Management Group, Inc.	GIT-Cell, Inc.	Total

Balance at December 31, 2006	$ 124,893	$ 72,111	$ 750	$ 197,754
Capital distributions	(17,277)	(8,855)	–	(26,132)
Net income	26,217	13,437	44	39,698
Limited partner withdrawal	–	–	(794)	(794)

Balance at December 31, 2007	133,833	76,693	–	210,526
Capital distributions	(76,527)	(39,221)	–	(115,748)
Net income	66,286	33,972	–	100,258

Balance at December 31, 2008	123,592	71,444	–	195,036
Capital distributions	(79,859)	(40,929)	–	(120,788)
Capital contributions	1,204	945	–	2,149
Net income	83,643	42,869	–	126,512

Balance at December 31, 2009	$ 128,580	$ 74,329	$ –	$ 202,909

See accompanying notes.

Cincinnati SMSA Limited Partnership

Statements of Cash Flows

(In Thousands)

	Year Ended December 31
	2009	2008	2007

Operating activities
Net income	$126,512	$100,258	$39,698
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,767	36,104	65,268
Provision for doubtful accounts	7,433	6,784	6,882
(Gain) loss on disposal of property, plant and equipment	(475)	–	2,511
Changes in operating assets and liabilities:
Accounts receivable	(8,055)	(10,192)	(9,088)
Inventories	(978)	52	(996)
Prepaid expenses and other current assets	(84)	(10)	28
Other assets	(335)	(145)	106
Accounts payable	(835)	1,054	324
Other current liabilities	(3,208)	1,463	(10,117)
Accrued interest on capital leases	37	382	683
Non current deferred rent	790	4,219	263
Other long-term liabilities	622	(2,606)	35

Net cash provided by operating activities	157,191	137,363	95,597

Investing activities
Construction and capital expenditures	(38,785)	(25,350)	(34,277)
Proceeds from sale of fixed assets	513	–	461

Net cash used in investing activities	(38,272)	(25,350)	(33,816)

Financing activities			(26,132)
Partners’ capital distributions	(120,788)	(115,748)
Partners’ capital contributions	945	–	–
Limited partner withdrawal	–	–	(794)
Payments on capital lease obligations	(1,247)	(697)	(376)

Net cash used in financing activities	(121,090)	(116,445)	(27,302)

Net change in due from AT&T Mobility	(2,171)	(4,432)	34,479
Due from AT&T Mobility at beginning of year	31,744	36,176	1,697

Due from AT&T Mobility at end of year	$29,573	$31,744	$36,176

Supplemental disclosure of cash flow information
Interest paid	$3,532	$4,146	$4,122

See accompanying notes.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements

December 31, 2009, 2008 and 2007

(Dollars in Thousands)

1. Organization

Cincinnati SMSA Limited Partnership (Partnership) is a Delaware limited partnership between New Cingular Wireless PCS, LLC (General Partner) and Convergys Information Management Group, Inc. (Convergys) (Limited Partner). The General Partner is an indirect wholly owned subsidiary of AT&T Inc. (AT&T). The Partnership is operated as a part of AT&T’s Wireless Segment (AT&T Mobility). The General Partner holds a 40% general partnership interest and a 26.12% limited partnership interest as of December 31, 2009, 2008 and 2007. The Limited Partner holds a 33.88% limited partnership interest as of December 31, 2009, 2008 and 2007. On February 23, 2007, GIT-Cell, Inc., a limited partner which held a 0.36% limited partnership interest in the Partnership, withdrew from the Partnership. In accordance with the Partnership agreement, upon withdrawal GIT-Cell, Inc. received a distribution equal to its capital account on the withdrawal date of $794 and the remaining partners’ limited partnership interests were increased on a pro-rata basis. The Partnership was formed to be the owner and operator of a cellular mobile telephone system servicing the Cincinnati, Columbus, Dayton, Hamilton/Middleton, and Springfield, Metropolitan Statistical Areas, which includes operations in the states of Ohio, Kentucky and Indiana. The Partnership’s cellular mobile telephone service began November 2, 1984.

The General Partner is responsible for managing and providing certain services to the Partnership. See Note 6. The General Partner is liable for all general obligations of the Partnership to the extent not paid by the Partnership. The limited partners are not liable for the obligations of the Partnership beyond their contributed capital. Profits, losses and distributable cash are allocated to the individual partners based upon their respective ownership percentages.

The financial position, results of operations and cash flows of the Partnership could have differed from reported results had the Partnership operated as an autonomous entity independent of AT&T Mobility.

The Partnership provides wireless voice and data communications services, including long distance and roaming services using both cellular and personal communications (PCS) frequencies licensed by the Federal Communications Commission (FCC). FCC licenses provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for only a fixed time (generally ten years), renewals of FCC licenses have occurred routinely at a nominal cost.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

1. Organization (continued)

In October 2004, AT&T Mobility acquired AT&T Wireless Services, Inc. (AWS). As a result of the merger, AT&T Mobility became the indirect owner of certain legacy AWS markets which provided broadband PCS service in the same geographic area as the Partnership. On June 24, 2005, a merger agreement (the Partnership Merger Agreement) was executed between the Partnership and AT&T Mobility pursuant to which AT&T Mobility contributed legacy AWS customers in the overlap market, the related fixed assets and FCC spectrum licenses to the Partnership.

As of December 31, 2009, the transfer of legacy AWS FCC spectrum licenses contributed to the Partnership was not yet complete. The licenses to be transferred were in process of being partitioned which is required prior to transfer. Accordingly, the carrying value of these FCC licenses of $42,903 is reflected as a contribution receivable and a reduction of partners’ capital in the accompanying balance sheets and statements of changes in partners’ capital. Management expects the transfer of these licenses to the Partnership to be completed in the second half of 2010.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reflected in the financial statements and accompanying notes. The Partnership bases its estimates on experience, where applicable and other assumptions management believes are reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions. Estimates are used when accounting for items such as revenues, allowance for doubtful accounts, useful lives of property, plant and equipment, asset impairments, inventory reserves and evaluation of minimum lease terms for operating leases.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Partnership earns service revenues by providing access to its wireless network (access revenue) and for usage of its wireless system (airtime revenue). Customers are associated with the Partnership based on assigned mobile phone numbers. Access revenue from postpaid customers is billed either in advance or arrears and recognized ratably over the service period. Airtime revenue, including roaming revenue and long-distance revenue, is billed in arrears based on minutes of use and is recognized when the service is rendered. Data usage revenue, also billed in arrears, is based upon either number of messages or kilobytes used and is recognized when the service is rendered. Other data revenue related to downloadable content, such as ringtones and games, is recognized when the data content is delivered to the subscriber’s device. Prepaid airtime sold to customers and revenue collected from pay-in-advance customers is recorded as deferred revenue prior to the commencement of services, and revenue is recognized when airtime is used or expires. Access and airtime services provided are billed throughout the month according to the bill cycle in which a particular subscriber is placed. As a result of bill cycle cutoff times, the Partnership is required to make estimates for service revenues earned but not yet billed at the end of each month, and for advanced billings. Estimates for access revenues are based upon the most current bill cycle revenues. Estimates for airtime revenues are based upon actual minutes/messages/kilobytes of use.

Certain rate plans include a rollover feature whereby unused anytime minutes do not expire each month but rather are available, under certain conditions, for future use for a period not to exceed one year from the date of purchase. The Partnership defers revenue based on an estimate of the portion of unused minutes expected to be utilized prior to expiration. Historical subscriber usage patterns, which have been consistent and which management views to be reliable for purposes of gauging predictive behavior, allow the Partnership to estimate the number of unused minutes to be utilized, as well as those which are likely to expire or be forfeited. No deferral of revenue is recorded for the minutes expected to expire or be forfeited, as no future performance is expected to be required by the Partnership, nor is there any obligation to refund or redeem for value expired minutes. The balance of the deferral as of December 31, 2009 and 2008 was $2,735 and $2,619, respectively, and has been included in “Advanced billing and customer deposits” in the balance sheets.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Service revenues include revenues from Partnership customers who roam outside their selected home coverage area, referred to as “incollect” roaming revenues, and revenues from affiliates and other wireless carriers for roaming by their customers on the Partnership’s network, referred to as “outcollect” roaming revenues. See Note 6.

The Partnership offers data and other enhanced services including caller ID, call waiting, call forwarding, three-way calling, no answer/busy transfer, text messaging, and voicemail. Generally, these enhanced features generate additional service revenues through monthly subscription fees or increased wireless usage through utilization of the features. Other optional services, such as mobile-to-mobile calling, roadside assistance, and handset insurance, may also be provided for a monthly fee. These enhanced features and optional services may be bundled with package rate plans or sold separately. Revenues for enhanced services and optional features are recognized as earned. Service revenues also include billings to the Partnership’s customers for Universal Service Fund and other regulatory fees. Revenues are presented net of any sales taxes collected from customers and remitted to governmental authorities.

Periodically, data roaming activity occurs, for which the Partnership recognizes revenue by applying a bill-and-keep methodology. The bill-and-keep method is a common and accepted pricing practice in the telecommunications industry whereby parties agree to carry each others’ traffic on a reciprocal basis at no charge. No revenue related to data roaming activity is allocated between the Partnership and other AT&T Mobility markets. The Partnership recognizes revenue for all charges to its customers for data services provided.

Equipment sales consist principally of revenues from the sale of wireless handsets and accessories to new and existing customers and to agents and other third-party distributors. Equipment revenues and expenses are recorded to the Partnership using both direct and allocated methods depending upon the sales channel. The revenue and related expenses associated with the sale of wireless handsets and accessories through the Partnership’s indirect sales channels are recognized when the products are delivered and accepted by the agent or third-party distributor and probability of collection is likely, as this is considered to be a separate earnings process from the sale of wireless services. Shipping and handling costs for wireless handsets sold to agents and other third-party distributors are classified as costs of equipment sales.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Partnership determined the sale of wireless services through its direct sales channels with an accompanying handset constitutes a revenue arrangement with multiple deliverables. The Partnership accounts for these arrangements as separate units of accounting, including the wireless service and handset. Arrangement consideration received for the handset is recognized as equipment sales when the handset is delivered and accepted by the subscriber. Arrangement consideration received for the wireless service is recognized as service revenues when earned. As the nonrefundable, up-front activation/upgrade fee charged to the subscriber does not meet the criteria as a separate unit of accounting, the Partnership allocates the additional arrangement consideration received from the activation/upgrade fee to the handset (the delivered item) to the extent the aggregate handset and activation/upgrade fees proceeds do not exceed the fair value of the handset. Any activation/upgrade fees not allocated to the handset are deferred upon activation and recognized as service revenue on a straight-line basis over the estimated customer relationship period. The Partnership determined the sale of wireless services through its indirect sales channels (agents) does not constitute a revenue arrangement with multiple deliverables. For indirect channel sales, the Partnership defers nonrefundable, up-front activation/upgrade fees and associated costs to the extent of the related revenues. These deferred fees and costs are amortized on a straight-line basis over the estimated customer relationship period. The Partnership has recorded deferred revenues and deferred expenses of equal amounts in the balance sheets. As of December 31, 2009 and 2008, deferred revenues and expenses were $4,713 and $4,247, respectively.

Taxes

As the Partnership is not a taxable entity for federal income tax purposes, the results of its operations are included in the federal tax returns of the partners. Accordingly, federal income taxes are not reflected in the financial statements. The Partnership is subject to state franchise taxes for its operations in the state of Kentucky and city income taxes for its operations in certain jurisdictions in the state of Ohio. Such amounts are not material for 2009, 2008 and 2007.

Statements of Cash Flows

For purposes of the statements of cash flows, the Partnership considers “Due from AT&T Mobility” to be cash equivalents. See Note 6.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable consist principally of trade accounts receivable from customers and are generally unsecured and due within 30 days. Credit losses relating to these receivables consistently have been within management’s expectations. Expected credit losses are recorded as an allowance for doubtful accounts in the balance sheets. Estimates of expected credit losses are based primarily on write-off experience, net of recoveries, and on the aging of the accounts receivable balances. The collection policies and procedures of the Partnership vary by credit class and payment history of customers.

Inventories

Inventories consist principally of wireless handsets and accessories and are valued at the lower of cost or market value. Market value is determined using replacement cost. The Partnership maintains inventory valuation reserves for obsolescence and slow moving inventory. These reserves are determined based on analysis of inventory aging.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of additions and substantial improvements is capitalized. Interest expense incurred during the construction phase of the Partnership’s wireless network is capitalized as part of property, plant and equipment until the projects are completed and the assets are ready for their intended use. The cost of maintenance and repairs is charged to operating expenses. Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements, including cell site acquisition and other site construction improvements, are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured. Depreciation lives may be accelerated due to changes in technology or other industry conditions. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized and included in “Cost of services.”

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets consist of customer relationships. Customer relationship intangible assets are amortized over five to seven years using an accelerated sum-of-the-months-digits amortization method. Gross customer relationship intangible assets were $1,116 and $12,251 at December 31, 2009 and 2008, respectively. Accumulated amortization was $570 and $11,897 at December 31, 2009 and 2008, respectively. Amortization expense was $567, $1,310 and $2,273 for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense for the years ending December 31, 2010 through 2014 is estimated to be as follows:

Amortization Expense
2010	$199
2011	155
2012	111
2013	62
2014	19

Total amortization expense	$546

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. It is reasonably possible these assets could become impaired as a result of technological or other industry changes. In analyzing potential impairment, the Partnership uses projections of future cash flows from the asset group. If the total of the expected future undiscounted cash flows from the asset group the Partnership intends to hold and use is less than the carrying amount of the asset group, a loss is recognized for the difference between the fair value and carrying amount of the asset group. The asset group to be held and used represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. For assets the Partnership intends to dispose of, a loss is recognized if the carrying amount of the assets in the disposal group is more than fair value, net of the costs of disposal. The Partnership principally uses the discounted cash flow method to estimate the fair value of its long-lived assets. The discount rate applied to the undiscounted cash flows is consistent with the Partnership’s weighted-average cost of capital. The cash flow projections are based on the Partnership’s views of forecasted growth rates, anticipated future economic conditions, appropriate discount rates relative to risk and estimates of residual values. The Partnership periodically evaluates the useful lives of its wireless network equipment and other equipment based on technological and other industry changes to determine whether events or changes in circumstances warrant revisions to the useful lives.

Asset Retirement Obligations

The Partnership has certain legal asset retirement obligations related to network infrastructure, principally tower assets. These legal obligations include obligations to remediate leased land on which the Partnership’s network infrastructure assets are located. The significant assumptions used in estimating the Partnership’s asset retirement obligations include the following: a probability, depending upon the type of operating lease, that the Partnership’s assets with asset retirement obligations will be remediated at the lessor’s directive; expected settlement dates that coincide with lease expiration dates plus estimates of lease extensions; remediation costs indicative of what third-party vendors would charge the Partnership to remediate the sites; expected inflation rates consistent with historical inflation rates; and credit-adjusted risk-free rates that approximate AT&T Mobility’s incremental borrowing rates. The Partnership’s asset retirement obligations are not material.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Advertising Costs

Costs for advertising, including amounts allocated from AT&T Mobility, are expensed as incurred. Total advertising expenses were $20,371, $20,419 and $23,445 for the years ended December 31, 2009, 2008 and 2007, respectively.

Operating Leases

Rent expense is recorded on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured. The difference between rent expense and rent paid is recorded as deferred rent and is included in “Accounts payable” and “Non current deferred rent” in the balance sheets.

Financial Instruments

The carrying amounts of due from AT&T Mobility, accounts receivable, accounts payable, accrued liabilities, advanced billing and customer deposits and other current liabilities are reasonable estimates of their fair values due to the short-term nature of these instruments.

Comprehensive Income

Comprehensive income for the Partnership is the same as net income for all years presented.

Reclassifications

Certain amounts have been reclassified in the 2008 and 2007 financial statements to conform to the current year presentation.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Accounting Standards Codification. In June 2009, the Financial Accounting Standards Board (FASB) issued standards that established the FASB Accounting Standards Codification (ASC or Codification) as the source of authoritative generally accepted accounting principles (GAAP) by the FASB for nongovernmental entities. The ASC supersedes all non-SEC accounting and reporting standards that existed at the ASC’s effective date. The FASB uses Accounting Standards Updates (ASU) to amend the ASC. These standards were effective for interim and annual periods ending after September 15, 2009 (i.e., the year ended December 31, 2009, for the Partnership).

Subsequent Events. In May 2009, the FASB issued a standard that established general standards of accounting for and disclosing events that occur after the balance sheet date but before financial statements are issued or are available for issuance. They were effective for annual periods ending after June 15, 2009 (i.e., the year ended December 31, 2009, for the Partnership). In preparing the accompanying audited financial statements, management reviewed all known events that have occurred after December 31, 2009, and through June 30, 2010, the date the financial statements were available for issuance, for inclusion in the financial statements and footnotes.

Business Combinations. In December 2007, the FASB amended GAAP for acquisitions, requiring that costs incurred to effect the acquisition (i.e., acquisition-related costs) be recognized separately from the acquisition. Under prior guidance, restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. Amended GAAP for acquisitions requires the acquirer to recognize those costs separately from the business combination. The Partnership adopted the new guidance as of January 1, 2009 with no material impact upon adoption.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Arrangements with Multiple Deliverables. In October 2009, the FASB issued “Multiple-Deliverable Revenue Arrangements” (ASU 2009-13), which addresses how revenues should be allocated among all products and services included in our sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence (VSOE) at the highest level, third-party evidence of VSOE at the intermediate level, and a best estimate at the lowest level. It replaces “fair value” with “selling price” in revenue allocation guidance, eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. ASU 2009-13 will be effective prospectively for sales entered into or materially modified in fiscal years beginning on or after June 15, 2010 (i.e., the year beginning January 1, 2011, for the Partnership). The FASB permits early adoption of ASU 2009-13, applied retrospectively, to the beginning of the year of adoption. The Partnership’s management is currently evaluating the impact on its financial statements.

3. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

	Estimated Useful Life in Years	December 31

		2009	2008

Land	–	$3,700	$3,739
Buildings and building improvements	15	137,777	131,341
Operating and other equipment	3-15	257,833	232,049
Furniture and fixtures	10	4,391	4,371
Construction in progress	–	6,788	2,308

		410,489	373,808
Less accumulated depreciation		200,462	168,972

Property, plant and equipment, net		$210,027	$204,836

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

3. Property, Plant and Equipment (continued)

The net book value of assets recorded under capital leases was $26,475 and $26,901 at December 31, 2009 and 2008, respectively. These capital leases principally relate to communications towers and other operating equipment. Amortization of assets recorded under capital leases is included in depreciation expense. Capital lease additions for the years ended December 31, 2009, 2008 and 2007 were $1,199, $560, and $2,619, respectively. In 2008, the Partnership recorded a reduction to its capital lease assets and capital lease obligations of $13,783 as a result of the renegotiation of the terms of its capital leases with a vendor. Additionally, in 2008 the Partnership reduced the capital lease assets and obligations by $2,540 due to the decommissioning of certain leased communications towers. Capital lease additions and adjustments are non-cash activities for purposes of the statements of cash flows.

The Partnership’s cellular/PCS networks are currently equipped with the following digital transmission technologies: Global System for Mobile Communication (GSM) in all areas and Universal Mobile Telecommunications System (UMTS)/High Speed Downlink Packet Access (HSDPA) in select areas. In February 2008, the Partnership discontinued the use of TDMA technology.

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $35,200, $34,794 and $62,995, respectively.

4. Accrued Liabilities

Accrued liabilities are summarized as follows:

	December 31
	2009	2008

Taxes, other than income	$2,113	$2,728
Accrued fixed asset purchases	510	2,816
Accrued commissions	–	4,319
Other	331	249

Total accrued liabilities	$2,954	$10,112

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

5. Concentration of Risk

The Partnership relies on local and long-distance telephone companies and other companies to provide certain communications services. Although management believes alternative vendors could be found in a timely manner, any disruption of these services could potentially have an adverse impact on operating results.

The Partnership relies on AT&T Mobility or its affiliates’ roaming agreements with other wireless carriers to permit the Partnership’s customers to use other wireless carriers’ networks in areas not covered by the Partnership’s networks or by AT&T Mobility’s or its affiliates’ networks. If these other carriers decide not to continue those agreements due to a change in ownership or other circumstances, a loss of service in certain areas and possible loss of customers could occur.

AT&T Mobility maintains contracts with multiple vendors to supply its handset inventory and network infrastructure equipment, which are important components of its operations. If the suppliers are unable to meet AT&T Mobility’s needs as it continues to build out and upgrade its network infrastructure, or restore service after an outage, and sell service and handsets, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial instruments that could potentially subject the Partnership to credit risks consist principally of trade accounts receivable. Concentrations of credit risk with respect to these receivables are limited due to the composition of the customer base, which includes a large number of customers. No single customer accounted for more than 10% of revenues in any year presented, except for AT&T Mobility and its affiliates which were provided roaming services by the Partnership. See Note 6.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

6. Related-Party Transactions

Due from AT&T Mobility

The Partnership’s short-term cash surplus, if any, is swept on a daily basis pursuant to the terms of the Master Revolving Credit Note dated October 26, 2004, between the Partnership and AT&T Mobility, and is held in an account maintained by AT&T Mobility. The Partnership’s cash needs in excess of any short-term cash surplus are met through short-term loans from AT&T Mobility. Interest on this net receivable/payable is credited/charged on a monthly basis at an established rate, which was 6.25% from January 1, 2007 through December 31, 2009. The 2009, 2008 and 2007 statements of operations include net interest income in “Other, net” of $2,184, $2,297 and $1,009, respectively, related to this arrangement.

Effective January 31, 2008, AT&T Mobility II LLC, an affiliate of the General Partner, replaced AT&T Mobility as the counterparty to all transactions with the Partnership under the Master Revolving Credit Note.

On January 1, 2010, the Master Revolving Credit Note dated October 26, 2004 was replaced with a new Master Revolving Credit Note executed with an effective date of January 1, 2010. Under the new agreement, the interest rate is equal to the six-month LIBOR rate and is reset on the first day of January and July of each calendar year.

Allocations

AT&T Mobility performs services on behalf of the Partnership which include network operations, customer service, finance and accounting, information technology and sales and marketing. Such services are charged to the Partnership at AT&T Mobility’s cost and are allocated primarily based on end of period subscribers, network usage, gross customer additions and customer service call volumes. Allocation factors are modified periodically to align costs with services received, the impacts of which are recorded as a change in estimate and recognized prospectively in the statements of operations. The statements of operations for 2009, 2008 and 2007 include cost of services of $17,451, $16,353 and $19,493, respectively, and selling, general and administrative expenses of $83,246, $75,271 and $70,429, respectively, allocated from AT&T Mobility. Management believes the allocations are reasonable.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

6. Related-Party Transactions (continued)

Other Affiliated Costs

In addition to the allocations described above, the statements of operations for 2009, 2008 and 2007 include expenses of $22,752, $18,849 and $18,852, respectively, in “Cost of services” and expenses of $1,986, $1,849 and $2,790, respectively, in “Selling, general and administrative” related to services provided by various affiliates of AT&T Mobility, such as telecommunications costs and commissions expense.

Intra-Billing Market Roaming

The Partnership is operated as part of a single wireless system in connection with certain other affiliated wireless systems in AT&T Mobility’s Great Lakes billing market. Prior to 2009, the Partnership’s and other affiliates’ access and airtime revenues generated in AT&T Mobility’s Great Lakes billing market were allocated between these affiliates based on an effective rate per minute and net cell site usage in each of the affiliate’s geographic service area within the Great Lakes billing market.

Beginning in 2009, the intra-billing market revenue share arrangement was modified such that the Partnership’s and other affiliates’ access and airtime transactions generated in AT&T Mobility’s Great Lakes billing market are accounted for as separate wholesale roaming transactions. The serving entity bills the affiliated entity of the customer initiating the transaction based on a fixed reciprocal rate per minute set by AT&T Mobility applied to actual cell site usage. These transactions result in outcollect revenue for the serving entity and incollect cost for the entity of the customer utilizing the serving entity’s cell towers.

In 2009, the Partnership earned $19,361 of outcollect revenue from affiliated entities, for wireless services provided to customers of other affiliated entities within the Great Lakes billing market. In 2009, the Partnership was charged $15,704 of incollect expense by affiliated entities, for wireless service provided by those entities within the Great Lakes billing market, to the Partnership’s customers. Outcollect revenue and incollect expense is included in “Service revenues” and “Cost of services,” respectively, in the accompanying statements of operations. In 2008 and 2007, under the revenue share arrangement, the Partnership received access and airtime revenues of $16,509 and $13,999, respectively, from, and shared $14,163 and $13,328, respectively, of access and airtime revenues with, affiliated entities in the Great Lakes billing market resulting in net access and airtime revenue from affiliated entities in the Great Lakes billing market of $2,346 and $671, respectively, which is recorded in “Service revenues.”

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

6. Related-Party Transactions (continued)

In accordance with the Partnership’s data roaming bill-and-keep methodology as described in Note 2, data revenue is not allocated between affiliates.

Intracompany Roaming

The Partnership is operated as part of a single national wireless system in connection with other AT&T Mobility affiliated wireless systems outside of the Great Lakes billing market. The Partnership earned outcollect revenue from affiliated entities, included in “Service revenues,” of $63,668, $57,332 and $53,450 in 2009, 2008 and 2007, respectively, for wireless services provided to customers from other markets outside of the Great Lakes billing market. The Partnership was charged incollect expense by affiliated entities, included in “Cost of services,” of $55,940, $49,096 and $41,320 in 2009, 2008 and 2007, respectively, for wireless service provided to the Partnership’s customers outside of the Great Lakes billing market.

7. Leases

The Partnership entered into operating leases for facilities and equipment used in operations. These leases typically include renewal options and escalation clauses. In general, ground and collocation leases have five- or ten-year initial terms with three to five renewal terms of five years each.

Rental expense under operating leases for the years ended December 31, 2009, 2008 and 2007 was $13,381, $13,886 and $11,373, respectively. The Partnership has also entered into capital leases primarily for the use of communication towers.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

7. Leases (continued)

The following table summarizes the approximate future minimum rentals under noncancelable operating leases, including renewals that are reasonably assured, and capital leases in effect at December 31, 2009:

	Operating Leases	Capital Leases

2010	$11,409	$6,117
2011	11,151	6,401
2012	10,965	6,718
2013	10,792	7,052
2014	10,261	7,339
Thereafter	54,999	90,683

Total minimum payments	$109,577	124,310

Less capital lease imputed interest		58,763
Less capital lease executory costs		19,342

Total obligations under capital leases		46,205
Less current capital lease obligations		875

Total long-term capital lease obligations		$45,330

8. Dobson Overlap Assets Contribution

On November 15, 2007, AT&T acquired Dobson Communication Corporation (Dobson) which included certain assets which overlapped with the Partnership’s geographic service area (Overlap Assets). On February 10, 2009, AT&T and the Partnership agreed to merge certain Overlap Assets with the Partnership’s operations. The Partnership recorded the Overlap Assets at AT&T Mobility’s carryover basis because these assets were transferred between entities under common control. The contribution amounts are reflected as increases to partners’ capital and the related accounts in the Partnership’s accompanying balance sheet as of December 31, 2009. Contributions of customer relationships and property and equipment were recorded in 2009 at AT&T Mobility’s carrying values of $759 and $445, respectively. The aggregate contribution of $1,204 is a non-cash contribution for purposes of the statements of cash flows. The Limited Partner elected to contribute additional cash capital of $945 to maintain its ownership interest in the Partnership.

Cincinnati SMSA Limited Partnership

Notes to Financial Statements (continued)

8. Dobson Overlap Assets Contribution (continued)

Additionally, on March 11, 2010, the Partnership entered into an agreement with New Cingular Wireless PCS, LLC, the General Partner, to lease certain 850MHz spectrum in Muskingum, Hocking and Perry counties in Ohio which were acquired from Dobson. In exchange for the right to use the leased spectrum, the Partnership agreed to pay the amount of $707 per year for the term of the lease, payable no less frequently than yearly. The lease agreement may be terminated by the Partnership or the General Partner with 30 days notice. The rights and obligations created under the spectrum lease agreement shall continue for an initial term that will continue until the expiration date for the applicable FCC licenses, which expire on October 1, 2011. Unless terminated earlier, and subject to renewal of the licenses by the FCC, the agreement shall automatically renew for successive lease terms until the ninety-ninth anniversary of March 11, 2010.